FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

Union Pacific-Norfolk Southern Transaction Q&A

Q&A

Top Questions – All Audiences

1.	Why is Union Pacific combining with Norfolk Southern?

•	This combination is a win for the American economy; it’s a win for our customers; it’s a win for the workforce; and it’s a win for shareholders.

•

Union Pacific and Norfolk Southern will create America’s first transcontinental railroad, seamlessly connecting over 50,000 route miles across 43 states from the East Coast to the West Coast, linking approximately 100 ports and nearly every corner of North America. This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth, safe, resilient communities, and workforce opportunity that preserves union jobs.

•	The combination will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.

•

By creating new, more cost-effective options for shippers, including new lanes, the Union Pacific Transcontinental Railroad will be a more truck-competitive solution and decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads.

•

The combination will also deliver significant value to Union Pacific and Norfolk Southern shareholders, including realizing more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergy opportunity.

•

Over the past several years, Union Pacific and Norfolk Southern have each significantly strengthened their respective safety, operational, and service excellence with growth in mind. With the successes we have made individually, it’s the right time to make this combination to unlock the true growth potential.

2.	Why are you confident this transaction will obtain regulatory approval?

•

Union Pacific and Norfolk Southern are well-positioned to satisfy the regulatory review of the transaction, creating a clear path to completion. The combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders.

•	In addition, the transaction enhances the competitiveness of U.S. rail and the sectors that rely on rail transportation.

•	The end-to-end combination will spark innovation across all modes of freight transportation.

•	The transcontinental railroad network will compete more effectively with Canadian railroads to win back U.S. freight volume and American jobs.

•

This transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition. As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

•

The companies expect to file their application with the STB within 6 months, in which the companies will describe how the combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders.

•	The companies are targeting closing the transaction by early 2027.

3.	How does C1 railroad consolidation benefit customers, consumers, and the broader economy?

•	We believe a transcontinental railroad is a win for our customers, a win for competition, and a win for the nation.

•	A transcontinental merger will improve service and lead to growth by eliminating the inefficient and time-consuming interchanges that occur at gateways.

•

By creating new, more cost-effective options for shippers, a transcontinental railway will be a more truck-competitive solution and decrease highway congestion, reducing wear-and-tear on taxpayer-funded roads.

•	The ability to provide fluid, single-line service from coast to coast will also help U.S. exporters and importers better compete globally.

•	A transcontinental railroad will drive additional employment opportunities in towns and cities across the country that preserve union jobs.

•

This transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

4.	What are the major milestones on the pathway to closing? What is the expected timeframe to close?

•	The transaction is subject to STB review and approval within its statutory timeline, customary closing conditions, and shareholder approval.

•

The companies expect to file their application with the STB within 6 months, in which the companies will describe how the combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders.

•	The companies are targeting closing the transaction by early 2027.

5.	Are layoffs expected? If so, where/what areas of the business?

•

Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network. Non-union workers will have ample employment and growth opportunities as part of a larger, combined enterprise.

•

Our intent is to grow our business to create additional employment opportunities for craft professionals of both companies. To the extent operations productivity initiatives result in the need for fewer craft employees in certain locations, we intend to manage workforce levels by attrition.

•

The combined company will be headquartered in Omaha, NE. Atlanta, GA, will continue to be a core location for the combined organization in the long-term with a focus on technology, operations, and innovation, among other priorities.

•

Like any combination of this kind, we expect some consolidation of overlapping functions in corporate roles following closing. While the exact plans for how we will bring our workforces together will be determined through the integration planning process, we are committed to taking care of the people who have been part of the success of these railroads and rewarding their continued roles throughout the approval process.

6.

How will Union Pacific-Norfolk Southern achieve $2.75 billion in synergies? How much of that is cost- vs. revenue-driven? Shouldn’t that synergy value have supported a higher valuation for Norfolk Southern?

•	We anticipate achieving approximately $2.75 billion in annualized synergies, driven by new revenue and productivity opportunities by the end of year three post close:

•	~$1.75B in revenue synergies

•	~$1.0B in cost synergies

•

The significant stock component of the transaction consideration ensures that both Union Pacific and Norfolk Southern shareholders realize significant value from the transaction as the combined company delivers on its vision, including more than $30 billion of potential value creation.

7.	What will the combined company be called? Will either Union Pacific or Norfolk Southern maintain their brand?

•	Upon the transaction’s closing, the combined company will be called Union Pacific and led by Union Pacific CEO Jim Vena.

8.	Where will the combined company be headquartered? What will happen to Norfolk Southern’s Atlanta headquarters?

•

The combined company will be headquartered in Omaha, NE. Atlanta, GA, will continue to be a core location for the combined organization in the long-term with a focus on technology, operations, and innovation, among other priorities.

9.	How will Union Pacific and Norfolk Southern handle overlapping locations?

•	This is the first step in bringing our companies together. There are many decisions we will need to make about integration, which cannot begin until after regulatory approval and closing.

•

What we can say is that this is an end-to-end combination – there is very little overlap in Union Pacific and Norfolk Southern locations, and we expect we will need the strength of both companies’ footprints as we create America’s first transcontinental railroad.

•	As we review our combined footprint, our goal is to find opportunities to enhance efficiency while maintaining jobs and work locations.

10.	How will this combination impact costs for customers and consumers?

•

We expect the combination will lower costs for customers, businesses, and manufacturers while improving transit times – removing several days by eliminating car touches interchanges where rail cars are handed off.

•	The combination will widen rail’s cost per ton mile advantage over trucking.

•

A more truck-competitive solution, the transaction provides opportunity to convert freight traffic to lower-cost rail transportation, ensuring consistent performance that lowers customer inventory costs and saves on equipment costs due to reduced car cycle times.

•

In addition, new routes will unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides the Mississippi River (“Watershed” markets), creating a more accessible, sustainable, and lower-cost supply chain for manufacturers and consumers.

•	As rail becomes a faster, more efficient, more reliable, and more accessible way to ship goods, we expect prices to fall for businesses and consumers nationwide.

11.	How does this fit in with Union Pacific’s Safety, Service, and Operational Excellence strategy?

•

The combined company will adopt Union Pacific’s proven SSOE strategy which has vaulted the ‘old’ Union Pacific to its position of industry leadership, delivering enhanced value for shareholders and benefits for all stakeholders.

•	Union Pacific and Norfolk Southern share a commitment to “safety culture,” where every individual, group, and level of the organization places enduring value, priority, and commitment on safety.

•

This transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

•	The combined network will also leverage additional technologies that reduce derailments and rail incidents by improving operational precision and monitoring.

•

For example, the combination will expand Union Pacific’s advanced technology use (PTB and Mobile NX) and continue investments in revolutionary tie and rail unloading equipment to improve personal injury performance across the system.

•	This end-to-end combination will advance our service for customers by eliminating interchanges where rail cars are handed off to deliver long-sought efficiency, speed, and reliability.

12.	How will the integrated company improve safety?

•	Union Pacific and Norfolk Southern share a commitment to “safety culture,” where every individual, group, and level of the organization places enduring value, priority, and commitment on safety.

•	Union Pacific and Norfolk Southern’s proven technologies will further advance the ability to predict in-train forces and quickly assess potential mechanical and track defects.

•	The combined network will also leverage additional technologies that reduce derailments and rail incidents by improving operational precision and monitoring.

•	For example, the combined railroad is expected to reduce personal injuries by expanding Union Pacific’s existing advanced technology programs and investments.

•

The combined railroad will expand use of Physics Train Builder, which can predict the in-train forces that may occur during a trip. This data helps determine how a train will handle, where cars should be placed, what power will be needed, and the best routes. It’s also used to enhance employee training.

•

We plan to implement Mobile NX, a semi-autonomous switching technology to reduce TE&Y daily walking distances by greater than 60% within Norfolk Southern terminals that handle greater than 800 cars per day.

•

Norfolk Southern’s Automated Track Geometry Measurement Systems (ATGMS) allow skilled track inspectors to identify potential issues before the human eye can detect them, empowering them to address maintenance needs promptly, reducing the risk of service disruptions and enhancing overall safety.

•

We expect to invest in purchasing and operating revolutionary tie and rail unloading equipment to reduce employee personal injuries. Together, our network will unload approximately 5.3 million ties and approximately 900 miles of rail annually as part of its annual capital tie and rail renewal programs; new technology enables remote, semi-autonomous unloading of ties and rail to eliminate safety risk related to direct handling.

•

We also plan to expand our existing programs to continue a track record of improved derailment performance and reduce the risk of derailments by reducing the number of times manifest cars are switched.

Investors / Analysts

13.	What are the terms of the transaction?

•

Under the terms of the agreement, Union Pacific will acquire Norfolk Southern in a stock and cash transaction, implying a value for Norfolk Southern of $320 per share based on Union Pacific’s unaffected closing stock price on July 16, 2025, and representing a 25% premium to Norfolk Southern’s 30-day volume weighted average price on July 16, 2025.

•	Norfolk Southern shareholders will receive 1.0 Union Pacific common share and $88.82 in cash for each share of Norfolk Southern.

•	Union Pacific will issue a total of approximately 225 million shares to Norfolk Southern shareholders, representing 27% ownership in the combined company on a fully diluted basis.

14.	Why are you referring to July 16, 2025 for the value of the deal?

•	July 16, 2025 is the “unaffected” date, as it represents the last trading day prior to press speculation that UP was pursuing a potential acquisition of NS.

15.	How are you financing the transaction?

•	The cash portion of the transaction will be funded through a combination of new debt and balance sheet cash.

16.	What are the expected cost synergies from the combination?

•

Union Pacific and Norfolk Southern shareholders are expected to realize significant value from the transaction, including more than $30 billion of potential value creation through the expected achievement of approximately $2.75 billion in annualized synergies.

•	That includes an estimated ~$1.0B in cost synergies, resulting from:

•	Improved efficiency and safety from shared best operating practices

•	Reduced purchased services and materials costs

•	Enhanced asset utilization and routing & shop facilities efficiencies

•	Rationalization of SG&A costs

•	We believe the synergy opportunity is both substantial and attainable.

17.	Given the protracted regulatory review, closing, and integration timeline, what are Jim Vena’s long-term career plans?

•	Jim is committed to leading Union Pacific as CEO through regulatory review, closing, and integration, and has committed his intent to remain at Union Pacific for at least the next 5 years.

•

The experienced Union Pacific and Norfolk Southern management teams will continue to independently run each company until the transaction’s closing. With strong leadership across Union Pacific and Norfolk Southern, and dedicated teams, we have confidence in our respective abilities to maintain operational focus, and deliver on our commitments to customers, employees, vendors, suppliers, partners, and shareholders during this period.

•	During the integration process, we will determine the best leaders from those teams to lead the combined railroad.

Employees

All Employees

18.	What does this transaction mean for me?

•	This is a historic moment for Union Pacific and Norfolk Southern, and our nation. You have the unique opportunity to be part of creating America’s first transcontinental railroad.

•

As railroaders, our work stays the same, delivering the goods Americans rely on. At the same time, we are building something transformational that will redefine freight transportation and create lasting value for generations to come.

•

Importantly, this announcement is just the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies.

•	The companies are targeting closing the transaction by early 2027.

19.	Should I be concerned about my job?

•

Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network. Non-union workers will have opportunities to grow as part of a larger, combined enterprise.

•

Like any combination of this kind, we expect some consolidation of overlapping functions in corporate roles following regulatory approval and closing. The exact plans for how we will bring our workforce together will be determined through the integration planning process, and we will move thoughtfully and with respect throughout.

•

Please keep in mind that the companies are targeting closing the transaction by early 2027, and this announcement is just the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies.

20.	Will I have to relocate?

•	The exact plans for how we will bring our workforce together will be determined through the integration planning process.

•

Importantly, this announcement is just the first step in the process. We are targeting closing the transaction by early 2027. Until closing, Union Pacific and Norfolk Southern will continue to operate as separate companies.

21.	What will the integration process look like? Will there be an integration team, and if so, who will be involved in that decision making?

•

This announcement is just the first step in the process – there are many specifics that we will determine as part of integration planning, and integration itself begins once the transaction is approved and complete.

•	A joint integration planning team of leaders from both Union Pacific and Norfolk Southern will be assembled at the appropriate time to determine how best to combine the companies.

•

In the meantime, the most important thing we can do right now at our respective companies is remain focused on returning home safe to the people counting on us and delivering the service our customers expect.

•	Thank you all for your continued focus and commitment to our railroads. We are proud of our teams, grateful for your hard work, and very excited about the opportunity ahead.

22.	How are unions responding to this announcement?

•	We have proactively engaged with union leaders to emphasize our shared priorities: safety, innovation, and job preservation.

•	We communicated our commitment to protecting craft jobs, creating growth opportunities through increased rail traffic, and investing in technologies that improve safety and working conditions.

•	We are focused on continuing constructive partnerships with union partners and their members.

23.	How will this affect my compensation or benefits? (Pensions, options, bonus, benefits, severance, etc.)

•	Today’s announcement doesn’t change anything about your compensation or benefits.

24.	Who should I go to with questions about this announcement?

•	If you have any questions about the announcement, please feel free to reach out to your manager or a member of our Human Resources team.

25.	Will my manager change?

•	No, there are no immediate changes to your manager/how our teams are currently structured.

•	Until regulators and shareholders approve and the transaction closes, it is business as usual at Union Pacific.

•	The most important thing we can do right now at our respective companies is remain focused on returning home safe to the people counting on us and delivering the service our customers expect.

Corporate

26.	Will my reporting structure change?

•	There are no immediate changes to your manager/how our teams are currently structured.

•	This announcement is the first step in the process – there are many specifics that we will determine as part of integration planning.

•	Prior to regulatory approval and closing, Union Pacific and Norfolk Southern will remain entirely independent, and it will continue to be business as usual at Union Pacific.

27.	Should I reach out to my counterpart at Norfolk Southern to collaborate?

•

No – until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent. It is business as usual, and critical – from a legal and regulatory perspective – that Union Pacific and Norfolk Southern continue to operate separately and independently, as we always have.

•	We will create opportunities for the teams to meet each other and communicate once the transaction closes.

28.	What is Norfolk Southern’s culture like?

•

As we have gotten to know each other, it has been clear that Union Pacific and Norfolk Southern are ideal partners – the Building America and Thoroughbred cultures share core values and the same goals of delivering unmatched safety and service.

•

Importantly, one of the main factors driving this combination is the opportunities it will create for employees of both companies. Norfolk Southern and Union Pacific share the same focus on professional development and we’re confident we can learn from each other.

•

And we know we can achieve much more together by leveraging our industry-leading technology and superior operations. Uniting thousands of proud employees and a combined 360 years of railroading history, there is no better team to deliver America’s first transcontinental railroad.

Railroad Operations

29.	Will there be any changes to dispatching centers or operational hubs?

•

This announcement is the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

30.	How will the combination impact train schedules and routing strategies?

•

This announcement is the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

31.	How will the two companies’ operational systems (e.g., dispatching software, communication tools) be integrated?

•	Union Pacific and Norfolk Southern are two of the strongest railroad operators, and together we can deliver a new level of excellence.

•	We plan to implement Union Pacific’s modernized critical rail technologies (CADx, Train Builder, NetControl) to the transcontinental network to accelerate productivity, growth, and innovation.

•	We will also seek to integrate Norfolk Southern solutions – like Digital Train Inspection (DTI) portals and Automated Track Inspection (ATI) technology – that can strengthen our combined operations.

•

More broadly, this transaction sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

•	We will keep you updated on next steps as the integration planning progresses.

Field Operations

32.	Are there plans to consolidate rail yards, maintenance facilities, or terminals?

•

Today is just the first step in the process of bringing our end-to-end companies together – there are many decisions we will need to make about integration, and we cannot begin to integrate until regulatory and shareholder approval and closing.

•	Our goal will be to find opportunities to enhance efficiency while maintaining jobs and work locations.

•	Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

33.	Will there be changes to work schedules, shifts, or crew configurations?

•

This announcement is the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

34.	Will field employees be expected to handle increased workloads during the transition?

•	Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

35.	Are there plans to implement new technologies (e.g., Positive Train Control upgrades, automation) in the field?

•	We plan to implement Union Pacific’s modernized critical rail technologies (CADx, Train Builder, NetControl) to the transcontinental network to accelerate productivity, growth, and innovation.

•	We will also seek to integrate Norfolk Southern solutions – like Digital Train Inspection (DTI) portals and Automated Track Inspection (ATI) technology – that can strengthen our combined operations.

•

More broadly, this transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

•	We will keep you updated on next steps as the integration planning progresses.

•

We will take a comprehensive look at the technologies of each railroad and move forward with the best-in-class options for the combined transcontinental network to accelerate safety, productivity, growth, and innovation.

Unions / Labor Relations

36.	How will this impact my members?

•	We hope that you and your members share our tremendous excitement about what this combination stands to create.

•

Job security for union employees is a significant focus for Union Pacific and Norfolk Southern as we bring our companies together. Both railroads envision every union employee who wants a job in the combined company will have one.

•

Our intent is to grow our business to create additional employment opportunities for craft professionals of both companies. We envision maintaining jobs for craft employees of both companies following the transaction and intend to manage resulting workforce levels by attrition.

•

Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network, and we’re focused on continuing constructive partnerships with union partners and their members to achieve this.

37.	Do you anticipate any job cuts?

•	Both railroads envision every union employee who wants a job in the combined company will have one.

•

Our shared vision is to transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth and workforce opportunity that preserves union jobs.

•	This combination is focused on rail volume growth, which will drive additional railroad employment opportunities in the combined workforce.

38.	When we merge with Norfolk Southern, will we get systemwide seniority?

•

This announcement is the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent. Until then, there are many decisions we will need to make about integration, and we cannot begin to integrate until regulatory approval and closing.

•	We will keep you updated on next steps as the integration planning progresses.

39.	Will there be any impact to existing CBAs? What about the timeline for future negotiations?

•	We will continue to operate under our current agreements and are focused on continuing constructive partnerships with union leaders and their members.

•

This announcement is the first step in the process. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

40.	Who/which company will we be negotiating with after the transaction is complete?

•	After the closing of the transaction, Norfolk Southern will be part of Union Pacific.

Customers

41.	What does this transaction mean for customers?

•	A combined Union Pacific and Norfolk Southern is expected to deliver significant and numerous benefits for our customers, including:

•	Faster service: We expect to improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.

•

Lower-cost options: We believe reliable transcontinental rail service will reduce costs for our customers, businesses, and manufacturers by unlocking opportunities to convert freight traffic to lower-cost rail transportation. This ensures consistent performance, lowers inventory costs, and saves equipment costs from reduced car cycle times.

•

Streamlined customer experience: Customers will have the ability to quickly receive single-line rate quotes with one system to track freight. We’ll also extend Union Pacific’s industry-leading and customer-focused connected technology – including AI capabilities and real-time data integrations – to the transcontinental platform.

•

New options: The combination will also unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides of the Mississippi River (“Watershed” markets), creating a more accessible, sustainable, and lower-cost supply chain for manufacturers and consumers.

42.	With a significantly larger network to manage, will there be lags to the supply chain?

•	No. We anticipate the exact opposite. The combined network is expected to create a more accessible and sustainable supply chain, enabling American businesses to efficiently transport goods nationwide.

•	A Union Pacific-Norfolk Southern railroad improves access to the products consumers use daily, while reducing costs and ensuring a more resilient and reliable supply chain.

•	The combination will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off.

43.	You talk a lot about this merger enhancing the customer experience. What will that look like?

•	One of the main ways the customer experience will be improved is through the expansion of industry-leading technology.

•	For example, customers will have the ability to quickly receive single-line rate quotes with one system to track freight, enabling real-time decisions that optimize supply chains.

•	Additionally, Union Pacific’s advanced AI capabilities and real-time data integrations will be extended to the new transcontinental platform, offering more transparency, efficiency, and reliability.

44.	What are the companies doing to prevent the kind of service disruptions seen in prior mergers?

•	We are committed to ensuring a smooth integration when the transaction is complete. Maintaining safe and smooth operations will be top priorities.

•	A joint integration planning team of leaders from both Union Pacific and Norfolk Southern will be assembled at the appropriate time to determine how best to combine the companies.

45.	What commitments or assurances will be made to customers if unexpected disruptions occur during integration?

•	We are committed to ensuring a smooth integration when the transaction is complete. Maintaining safe and smooth operations will be top priorities.

•	A joint integration planning team of leaders from both Union Pacific and Norfolk Southern will be assembled at the appropriate time to determine how best to combine the companies.

46.	What is the concession framework you’re proposing to the STB?

•

Creating the Union Pacific Transcontinental Railroad is overwhelmingly in the public interest and will enhance competition, consistent with the test that will be applied in the review of the transaction by the Surface Transportation Board (STB).

•

Union Pacific and Norfolk Southern expect to file our application with the STB within 6 months, in which we will describe how the combined rail network will provide safer, faster, and more reliable service and increased competition to a broad range of stakeholders.

•	We will have more to share at that time.

•	We won’t speculate on any specific regulatory outcomes.

47.	Will the larger network create more options in underserved areas?

•

Yes, the combined company will establish new options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and both sides of the Mississippi River (“Watershed” markets).

•	And as a benefit, those gateway-bypassing routes will create increased fluidity and growth capacity at key interconnections, such as in Chicago and New Orleans.

48.	Will my point of contact at Union Pacific change?

•	There will be no immediate change. Any changes that do occur over time will be communicated well in advance.

49.	How will the merger impact shipments that are already scheduled?

•	This announcement doesn’t change anything about our service today. There will be no disruption to already scheduled shipments.

Vendors/Suppliers

50.	What does this transaction mean for vendors/suppliers? Should I anticipate changes to our existing relationship?

•	There will be no immediate changes to how we work with our vendors/suppliers. Until regulatory approval and closing, it is business as usual at Union Pacific.

•	We will keep you updated on any changes as the integration planning process begins.

51.	Will Union Pacific-Norfolk Southern’s increased size give it more bargaining leverage over vendors/suppliers?

•	The combined Union Pacific-Norfolk Southern network will create opportunities for growth, which we believe will benefit all stakeholders, including our suppliers/vendors.

•	As we continue to enhance competition and drive innovation, we will remain focused on fostering collaborative, mutually beneficial relationships.

52.	Does this mean Union Pacific will consolidate all vendors/suppliers?

•	Both Union Pacific and Norfolk Southern deeply value our relationships with our partners, and we remain committed to working with our vendors/suppliers.

•	Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

53.	Does this announcement have any impact on existing orders?

•	No. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

54.	Will my point of contact change?

•	There are no immediate changes to your point of contact.

•	Any changes that do occur over time will be communicated well in advance.

Railroad JV/Leasing Partners

55.	Will the combined company honor all existing leasing/partnership agreements?

•	Today is the first step in the process.

•	It is premature to speculate on the specifics of our future operations, but we will keep you updated on any changes as we are able.

56.	Will there be any changes to terms?

•

We do not expect any immediate changes. Until regulators and shareholders approve and the transaction closes, Union Pacific and Norfolk Southern will continue to operate as separate companies and remain entirely independent.

Elected Officials/Regulators

57.	Do you anticipate any divestitures in order to satisfy regulators?

•	With little to no overlap in our individual networks and the benefits that will come from them, this transaction will enhance competition and is in the public interest.

•

We believe the combined network’s ability to enhance service, reduce costs, reduce transit times, and improve competition across our entire transportation system will demonstrate the value of this merger to all stakeholders.

•	We look forward to engaging with the STB and federal stakeholders in the STB review process, like the Federal Railroad Administration.

58.	Do you anticipate this transaction will raise any competitive concerns?

•

We believe this transaction will enhance competition by expanding U.S. rail’s ability to compete from coast to coast and deliver a stronger, more reliable, more efficient transcontinental service option. This will also allow U.S. rail to more effectively compete with Canadian railroads to win back U.S. freight volume and American jobs.

•

We also expect the combination will lower supply chain costs for customers, businesses, and manufacturers. As rail becomes a faster, more efficient, more reliable, and more accessible way to ship goods, we expect prices to fall for businesses and consumers nationwide.

•	Union Pacific and Norfolk Southern are focused on continuing to innovate in ways that support growth, benefit customers and enhance rail’s safety and competitiveness.

•

For example, we believe this transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

59.	Will there be any impact on headcount in my district?

•

Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network. Non-union workers will have opportunities to grow as part of a larger, combined enterprise.

•

Every rail transportation job supports 3.9 additional jobs across the U.S. economy[1], so the opportunities for job creation with the expanded network will transcend our immediate operations to support the growth of the U.S. economy.

[1]	Source: Association of American Railroads – Policy & Economics Report, “Rail Transportation and the U.S. Economy: Fueling Growth, Trade and Opportunity.” February 28, 2025. Page 13.

60.	Will this impact industrial development efforts in my region?

•

This combination is intended to transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth and workforce opportunity that preserves union jobs.

•

The combination will also unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and on both sides of the Mississippi River (“Watershed” markets), creating a more accessible, sustainable, and lower-cost supply chain for manufacturers and consumers.

61.	Will the combined network favor West Coast ports vs. East or Gulf Coast ports?

•

We expect U.S. ports served by the transcontinental railroad will have expanded reach and faster access to new markets. The combined network will seamlessly connect over 50,000 route miles across 43 states from the East Coast to the West Coast, linking approximately 100 ports and nearly every corner of North America.

•

This combination will transform the U.S. supply chain, unleash the industrial strength of American manufacturing, and create new sources of economic growth and workforce opportunity that preserves union jobs.

62.	How will this merger enhance national security?

•	The integrated network will fortify America’s national defense by ensuring the secure and efficient movement of critical resources.

•

By creating a more connected and resilient rail network, the combination will reduce vulnerabilities in the U.S. supply chain and strengthen America’s ability to compete globally, reinforcing our nation’s readiness and self-reliance.

•

And this transaction also sets the stage for ongoing technological evolution across the rail industry, keeping U.S. railroads at the forefront of freight transportation, ensuring adaptability to shifting market needs and regulatory standards while promoting robust competition.

•	As new logistics challenges and opportunities emerge—the enhanced network will foster a climate of innovation, resilience, and customer-centric service that drives the entire sector forward.

63.

There is a notable history of IT integration issues causing substantial problems during railroad mergers, including historically at both Union Pacific, Norfolk Southern, and very recently at CPKC. How will you ensure a smooth integration and operational continuity?

•	We are committed to ensuring a smooth integration and will aim for flawless net control implementation.

•	A joint integration planning team of leaders from both Union Pacific and Norfolk Southern will be assembled at the appropriate time to determine how best to combine the companies.

Community Members

64.	Will a larger railroad compromise safety?

•	No, Union Pacific and Norfolk Southern share a commitment to “safety culture” where every individual, group, and level of the organization places enduring value, priority, and commitment on safety.

•

The combined railroad is expected to reduce personal injuries through expanding Union Pacific’s existing advanced technology programs, such as revolutionary tie and rail unloading equipment. We will also expand our existing programs to continue a track record of improved derailment performance by reducing the number of times manifest cars are switched. Keep in mind that a safe train is a moving train. Eliminating interchanges where rail cars are handed off keeps the supply chain moving and also reduces opportunities for exposure to crime and other safety risks.

•

Our goal is simple: zero incidents involving trains, pedestrians, drivers, or employees. In addition to Operation Lifesaver programs, Union Pacific and Norfolk Southern trained over 10,000 first responders in 2024.

65.	How will the deal impact economic contributions to local communities?

•	We expect to continue to make a significant impact on the communities in which we operate.

•	Today, Union Pacific and Norfolk Southern invest approximately $5.6 billion annually in infrastructure, innovation, and network expansion.

•	The combined network includes 24,970 bridges, over 50,000 route miles of track, and hundreds of public-private projects focused on community safety, security, and wellbeing.

•

And, additionally, Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work.

•

We’ll also continue to make an impact as a great employer. Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Non-union workers will have ample employment and growth opportunities as part of a larger, combined enterprise.

•

Railroads offer wages that help employees build successful lives and provide for their families. As of 2024, the total average value of Class 1 railroad craft employee annual pay and benefit package (including healthcare, paid time off, and retirement programs) now ranges from about $135,000 to almost $190,000, which an average of $160,000.[2]

•

Additionally, we expect rail volume growth resulting from the combination will drive additional employment opportunities in towns and cities across the combined rail network. Every rail transportation job supports 3.9 additional jobs across the U.S. economy[3].

66.	What impact will this have on smaller cities and regions? Will there be routes that are accessible to shippers in small towns?

•

With new routes along America’s first transcontinental railroad, we will unlock rail options for shippers in regions where railroad connections are less efficient, such as the Ohio Valley and both sides of the Mississippi River (“Watershed” markets).

•	We’re excited about the opportunity to create new options and connect more businesses and Americans.

67.	How will Union Pacific maintain its commitment to sustainability?

•

Union Pacific’s vision of Building America means we connect the nation’s businesses and communities to each other and the world by providing safe, reliable, and efficient supply chain solutions that support sustainable economic growth.

•

A combined transcontinental railroad will provide the nation with a more sustainable, efficient, and safe mode of freight transportation. Rail generates up to 75% lower emissions than trucks and is less expensive for the customer (rail rate per ton mile is less than average trucking rates).

68.	How does Union Pacific-Norfolk Southern plan to continue supporting local communities and engaging in philanthropic initiatives?

•	Both companies share a rich history of philanthropy and a strong commitment to giving back to the communities we serve, and we remain committed to this endeavor.

[2]	Source: Association of American Railroads – Rail Jobs Report, “The Value and Opportunities in Railroading,” 2024. Page 4.
[3]	Source: Association of American Railroads – Policy & Economics Report, “Rail Transportation and the U.S. Economy: Fueling Growth, Trade and Opportunity.” February 28, 2025. Page 13.

•	We have always believed that communities give us a social license to operate among them. Our commitments to support those communities are unwavering.

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Together, we plan to build on this legacy by investing in areas, including education, workforce development, and community resilience, to create lasting opportunities that strengthen the communities across our network. Union Pacific and Norfolk Southern invested $300 million in philanthropic giving from 2020 to 2025, supporting workforce development, safety initiatives, and vibrant spaces where people want to live and work.

•

Additionally, we are dedicated to honoring and continuing Norfolk Southern’s efforts in East Palestine, ensuring sustained support for recovery initiatives, community health, and long-term economic development in the region.

69.	What does this merger mean for Norfolk Southern’s commitments and obligations to East Palestine?

•

Over the past two years, Norfolk Southern has partnered closely with government, environmental, and community stakeholders to make things right. Norfolk Southern has made significant progress but isn’t done – and nothing will change about this commitment as a result of today’s announcement. Its employees are part of the community, and Norfolk Southern will remain committed to East Palestine as we enter our next chapter with Union Pacific.

•

The Norfolk Southern team on the ground continues to ensure we’re meeting the priorities of the community. Specifically, we’ve completed extensive remediation and committed more than $115 million in community support. Our initiatives, developed in partnership with community leaders, address health, economic development, and housing, as well as direct assistance to residents.

70.	Will rail traffic increase in my community as a result of this announcement?

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Smaller towns along the routes to major gateways/interchanges may see reduced traffic, because the combined Union Pacific-Norfolk Southern network will be eliminating car touches interchanges where rail cars are handed off and redirecting some traffic to bypass gateway routes for newly created ones.

•	On the other hand, railroad connections that are less efficient, the Ohio Valley, for example, will see more traffic because we will be able to access them more readily.

71.	How do you plan to address the issue of blocked crossings and their impact on communities?

•	We remain focused on this issue and do not expect any negative impact to communities from the transaction.

•

This transaction will improve transit times, removing several days by eliminating car touches and interchanges where rail cars are handed off, helping reduce idling at crossings, and improving overall fluidity in the rail network.

•	We will leverage our advanced technology, including Train Builder and NetControl®, to optimize train routing and streamline operations, reducing delays that contribute to blocked crossings.

72.	How will employment centers like a yard or car shop be impacted?

•

Union Pacific and Norfolk Southern union employees – including train crew, mechanical, and engineering – will have job opportunities with the combined company. Beyond job security, expected rail volume growth will drive additional employment opportunities in towns and cities across the combined rail network.

•	This is the first step in bringing our companies together. There are many decisions we will need to make about integration, which cannot begin until after regulatory approval and closing.

•	As we review our combined footprint, our goal is to find opportunities to enhance efficiency while maintaining jobs and work locations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website,

https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.